UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Carbonite, Inc.

(Name of Subject Company)

Carbonite, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

141337105

(CUSIP Number of Class of Securities)

Stephen Munford

Interim Chief Executive Officer and President

Two Avenue de Lafayette

Boston, Massachusetts 02111

(617) 587-1100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square 920 N. King Street Wilmington, Delaware 19801 (302) 651-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Carbonite, Inc. (“Carbonite”) with the Securities and Exchange Commission (the “SEC”) on November 25, 2019, relating to the tender offer by Coral Merger Sub Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), to purchase all of the issued and outstanding shares of common stock of Carbonite, par value $0.01 per share (the “Shares”), other than Shares to be converted or cancelled pursuant to the Agreement and Plan of Merger, dated as of November 10, 2019, among Carbonite, OpenText and Merger Sub, for a purchase price of $23.00 per Share in cash, without interest and net of applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by OpenText and Merger Sub with the SEC on November 25, 2019, as amended or supplemented from time to time, and in the related Letter of Transmittal, filed by OpenText and Merger Sub with the SEC on November 25, 2019, as amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of this Schedule 14D-9 is hereby amended to provide that the number of Company RSUs held by Mr. Mellinger is 43,743, representing an increase of 38,615 over what was previously disclosed, and the cash consideration payable in respect of such Company RSUs in connection with the occurrence of the Effective Time is $1,006,089, representing an increase of $888,145 over what was previously disclosed (calculated by multiplying the number of Shares subject to such Company RSU by the Offer Price, assuming that the Effective Time occurs on December 24, 2019). Such amount becomes payable as a result of the occurrence of the Effective Time and does not require a termination of employment to become payable. In addition, Item 3 of this Schedule 14D-9 is hereby amended to provide that the number of Company PSUs held as of November 8, 2019 by Mr. Mellinger was 13,741, representing an increase of 13,741 over what was previously disclosed. No consideration is expected to be payable with respect to such Company PSUs.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended to provide that within footnote 3 to the Golden Parachute Compensation Table the number of Company RSUs held by Mr. Mellinger is 43,743, representing an increase of 43,743 over what was previously disclosed, and the cash consideration payable in respect of such Company RSUs in connection with the occurrence of the Effective Time is $1,006,089, representing an increase of $1,006,089 over what was previously disclosed (calculated by multiplying the number of Shares subject to such Company RSU by the Offer Price, assuming that the Effective Time occurs on December 24, 2019). Such amount becomes payable as a result of the occurrence of the Effective Time and does not require a termination of employment to become payable. In addition, Item 8 of this Schedule 14D-9 is hereby amended to provide that (i) the equity column of the Golden Parachute Compensation Table for Mr. Mellinger is $1,006,089, representing an increase of $1,006,089 over what was previously disclosed, and (ii) the total column of the Golden Parachute Compensation Table for Mr. Mellinger is $1,178,668, representing an increase of $1,006,089 over what was previously disclosed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2019	Carbonite, Inc.

	By:	/s/ Scott Semel
	Name:	Scott Semel
	Title:	Interim General Counsel